

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 12, 2017

Jeronimo Folgueira
Chief Executive Officer
Blitz 17-655 SE
Kohlfurter Strasse 41/43
Berlin, Germany 10999

> **Re: Blitz 17-655 SE**
> **Registration Statement on Form F-4**
> **Filed August 16, 2017**
> **File No. 333-220000**

Dear Mr. Folgueira:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers About the Business Combination and the Special Meeting, page 1

1.   Disclose at the outset that current holders of Spark shares will hold ADSs of a foreign private issuer, and that the new combined entity will thus need to comply with the disclosure and corporate governance rules applicable to foreign private issuers, which differ from those of a domestic company. Consider including a cross-reference to the risk factor on page 62.

Comparative Historical Per Share Data, page 27

2.   Please revise to present the basic earnings/(loss) per share data from continuing operations only for Affinitas GmbH.

3.   With respect to Spark per share data, please present the historical and equivalent pro forma book value per share data. Please also present the equivalent pro forma income (loss) per share information. For your guidance the "equivalent pro forma per share amounts shall be calculated by multiplying New Spark's Unaudited pro forma combined loss per share of common stock – basic and diluted and New Spark's Unaudited pro forma book value per share of common stock for the period ended December 31, 2016, as shown on top of page 27, by the Spark's exchange ratio, so that the per share amounts are equated to the respective values for one share of Spark. Please refer to Item 3(f) of the Form F-4 and the related instructions.

Risk Factors

Officers and directors of Spark may have certain interests in the combination of the companies that may be difference from, or in addition to, interest of other Spark Stockholders, page 33

4.   Rather than simply including a cross reference, please provide a brief discussion here of how the interests of certain officers and directors may differ from stockholder interests and specify the risks associated with such differing interests.

Spark relies on a number of third-party providers and their failure or unwillingness to continue to perform could harm Spark, page 39

5.   Please expand your disclosure here to state whether Spark is aware of any of its email affiliates violating ISP standards. State whether the Company is aware of ISPs' failure to meet standards resulting in any impact to Spark's financial position or results of operations.

New Spark will depend on its key personnel, page 59

6.   Please identify the members of senior management and the key personnel with respect to this risk factor.

The principal stockholders and management of New Spark own a significant percentage of New Spark Ordinary Shares and will be able to exert significant influence over matters subject to stockholder approval, page 67

7.   Disclose here the percentage of ownership the principal stockholders and management of New Spark are expected to hold following the consummation of the transaction. Also disclose whether any of the principal stockholders have any agreements to vote together on certain matters.

Material U.S. Federal Income Tax Considerations, page 95

8. We note that you will be filing an Exhibit 8.1 tax opinion. Please reflect counsel's opinion in the discussion of the material tax consequences and disclose whether the receipt by Spark of the tax opinion is a waivable condition to the consummation of the merger transaction.

9. We note that counsel's opinion will read that, assuming the merger transaction qualifies for the tax treatment described under this section, Spark Stockholders generally "should not recognize gain or loss for U.S. federal income tax purposes." Please explain the basis for the uncertainty in your discussion of the material U.S. federal income tax consequences and in counsel's opinion. We note, in that respect, your risk factor disclosure on page 31.

Conditions to the merger, page 123

10. It appears that certain conditions to the merger agreement are waivable. Please make clear which conditions are waivable and not waivable. Considering doing so through the use of a chart.

Proposal One—Adoption of the Agreement and Plan of Merger

Background of the Business Combination, page 77

11. Provide a discussion concerning the reasons the board determined to cease further discussions with the VC Firm and to instead focus its attention on discussions with Affinitas. Elaborate on why this alternative transaction was not pursued. Similarly, provide additional color to the disclosure on page 78 that certain members of management believed a business combination with Affinitas "appeared to make more strategic sense and have less complexity than the proposals put forth by the VC Firm."

12. Address the discussions held at the various meetings of the transaction committee. Also disclose how the members of this committee were selected and what duties each member was given.

13. We note your disclosure on page 78 that members of Spark's management met with representatives of Affinitas in Berlin in February 2017 and that the discussions focused on the strategic rationale for the proposed transaction, operational issues, valuation, and board composition. Provide greater detail as to how management of each company determined the operational plan for the combined company.

14. Disclose the material terms of the Merger Agreement, Voting Agreement, and Lock-up Agreement that were the focus of the significant negotiations and enhance your discussion relating to those negotiations. We note, by way of example only, the

statements on pages 81 and 82 that various revisions to these agreements were made following negotiations. Similarly, expand this discussion with an eye towards enhanced disclosure of how the parties determined the final structure of the proposed transaction and the amount of consideration.

Spark's Reasons for the Business Combination; Board Recommendation of the Spark Board of Directors, page 83

15.   Revise your statement on page 84 that "there are no material regulatory or other approvals required in connection with the Business Combination" to reflect that certain approvals are a condition to the consummation of the Merger Agreement. For example, remove the words "or other" in that sentence.

Financial Interests of Spark's Directors and Officers in the Merger and other Aspects of the Business Combination, page 94

16.   We note that Mr. O'Hare has been designated to serve as an executive officer of New Spark. Please discuss whether there are any arrangements or agreements regarding the compensation of Mr. O'Hare, and address whether any additional officers or directors will join the management team of New Spark. Also disclose the other interests that certain officers and directors of Spark may have pursuant to the individual agreements you reference on page 94.

Lock-up Agreements, page 129

17.   Expand your discussion of the Lock-up Agreements to include the material terms of the agreements, the duration of the lock-up period, and the prohibitions on certain activities by shareholders subject to the lock-up agreements.

Spark's Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 148

18.   Please present the historical operating results for three and six months ended June 30, 2017 and the corresponding periods of the preceding fiscal year. We note on page 150-154 that you discussed the results of operations for such periods.

19.   Please present the information of key metrics used for fiscal year ended December 31, 2016 and 2015. You indicated on page 154 that the average paying subscribers for Jewish Networks decreased by 10.3% in fiscal year 2016.

20.   You indicated that the average revenue per user ("ARPU") decreased by 17.2% for Jewish Networks in fiscal year 2016. Please disclose how you define ARPU and whether you considered it as a key metric.

21.   We note on page F-87 that your revenue has declined since the first quarter of fiscal year 2015. In this regard, please expand your MD&A to discuss your expectations regarding your future operating results and liquidity, the reasons underlying the continued decline in average paying subscribers, and whether this is a known trend you expect to continue in the future.

Unaudited Pro Forma Condensed Combined Financial Information, pages 169-185

22.   Please present the historical and pro-forma weighted average number of shares outstanding – basic and diluted that used to calculate the per share data for all entities presented in the unaudited pro forma condensed combined statement of comprehensive income (loss) pursuant to Rule 11-02 of Regulation S-X.

23.   With respect to Note 4, we note on page 1 that the adjustment ratio of 0.1 may change if the warrants issued to PEAK 6 Investments by Spark were exercised prior to the effective of the merger. In that regard, please revise and disclose how the exercise of warrants impacts the pro forma effects of the acquisition using the most current information. If the final outcome may have a material different result, you should present additional pro forma outcomes give effect to the range of possible results.

Affinitas's Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Key Business Metrics, page 208

24.   We note the average monthly net revenue per paying subscriber in the North America segment for six months ended June 30, 2017 decreased by 14.2% compared to the prior year. You indicated that the decrease was due to the growing subscriber base. Please expand and clarify how the subscriber base impacts the net revenue per paying subscriber.

Affinitas Gmbh

Notes to Consolidated Financial Statements

2. First-time adoption of IFRS, page F-12

25. Please present the reconciliations of equity and comprehensive income from previous GAAP to IFRS as required by IFRS 1.24. Your reconciliation shall give sufficient detail to enable users to understand the material adjustments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications